UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Reports Third Quarter 2022 Results

Revenue in Q3'22 was $166.1 million and Adjusted EBITDA was $15.4 million

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 10, 2022--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) reported results for its third quarter of 2022. All results are reported in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP" or "GAAP"), except as otherwise indicated below.1

Third Quarter 2022 Compared to Third Quarter 2021

  Revenue was $166.1 million, an increase of 101.4% compared to the third quarter of 2021. The increase was primarily due to strong demand and the realization of investments in inventory to combat the ongoing supply chain tightness. Revenues in the comparative period were also impacted by manufacturing capacity constraints in Vietnam as a result of COVID-19 related restrictions.
  Gross margin was 34.1% as compared to 29.3% in the third quarter of 2021. Gross margin increased due to price increases and the comparative period was negatively impacted by costs resulting from the manufacturing capacity constraints in Vietnam caused by COVID-19.
  Operating expenses were $61.2 million compared to $61.4 million in the third quarter of 2021. Third quarter operating expenses included $10.1 million related to the Transaction, as discussed below. Operating expenses in the comparative period included an impairment charge of $11.5 million.
  Net loss from continuing operations was $10.3 million, compared to $38.4 million in the third quarter of 2021.
  Adjusted earnings from continuing operations* was $10.0 million, or earnings of $0.25 per share, as compared to a loss of $20.7 million, or loss of $0.56 per share in the third quarter of 2021.
  Adjusted EBITDA* was $15.4 million compared to a loss of $15.0 million in the third quarter of 2021.
  Connectivity, software, and services revenue was $29.0 million, a decrease of 17.8% compared to the third quarter of 2021. This decrease was due to the sale of the Omnilink offender monitoring business in the second quarter of 2022, the impact of the shutdown of 2G/3G networks in the United States on our home security business, and the impact of the wind down of 2G/3G networks in Sweden on our enhanced carrier connectivity service lines.
  On October 21, 2022, we signed a definitive agreement and closed the sale of our legacy home security business for gross proceeds of $7.6 million in cash.
  Monthly recurring revenue ("MRR")2, 3 was $8.7 million in September 2022 compared to $9.3 million in September 2021. The decrease is primarily due to the impact of the wind down of 2G/3G networks in Sweden on our enhanced carrier connectivity service lines.

Segmented Information

IoT Solutions

Revenue from IoT Solutions increased 124.2% to $120.3 million as compared to $53.7 million in the third quarter of 2021. The increase was primarily due to strong demand for connected devices globally and the realization of investments in inventory to combat the ongoing supply chain tightness. Increase in demand includes acceleration in IoT modules deployment across our industrial customers. In addition, revenues in the comparative period were negatively impacted by manufacturing capacity constraints in Vietnam caused by COVID-19. IoT Solutions gross margin was 29.1%, compared to 19.9% in the third quarter of 2021. The increase in gross margin was due to price increases and improved absorption of fixed costs from increased volume, partially offset by product mix. Gross margin in the comparative period was also negatively impacted by costs resulting from the manufacturing capacity constraints in Vietnam caused by COVID-19.

Enterprise Solutions

Revenue from Enterprise Solutions increased 59.0% to $45.8 million as compared to $28.8 million in the third quarter of 2021. The increase was due to strong demand for routers in our key industrial and public safety verticals, partially offset by a decline in connectivity, software, and services revenue resulting from the sale of the Omnilink offender monitoring business in the second quarter of 2022 and the impact of the shutdown of 2G/3G networks in the United States on our home security business. In addition, revenues in the comparative period were negatively impacted by manufacturing capacity constraints in Vietnam. Enterprise Solutions gross margin was 47.3%, similar to gross margin of 46.8% in the third quarter of 2021.

Liquidity and Capital Resources

Cash and cash equivalents and restricted cash at the end of the third quarter of 2022 were $126.0 million, a decrease of $1.4 million from the second quarter of 2022.

Acquisition by Semtech Corporation

On August 2, 2022, we entered into a definitive agreement (the "Arrangement Agreement") with Semtech Corporation and a subsidiary of Semtech Corporation (the "Purchaser") pursuant to which the Purchaser will acquire all of the issued and outstanding shares of Sierra Wireless (the "Transaction"). Under the terms of the Transaction, Sierra Wireless shareholders will receive $31 in cash per share (in U.S. dollars).

The Transaction, which is not subject to any financing conditions, is to be carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act. On September 27, 2022, at a special meeting, Sierra Wireless securityholders approved the Transaction. On September 29, 2022, the Supreme Court of British Columbia approved the plan of arrangement. On October 3, 2022, the Purchaser received a no action letter from the Canadian Competition Bureau, satisfying the Canadian Competition Act approval condition to closing the Transaction. The Transaction remains subject to regulatory approval under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On October 18, 2022, we announced that the Company and the Purchaser each received a request for additional information and documentary material (commonly known as a "second request") from the U.S. Department of Justice in connection with the Transaction. The second requests were issued under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The outside date for closing the Transaction provided under the Arrangement Agreement, inclusive of extensions, is March 3, 2023, unless extended further by mutual agreement of the parties.

______________________________
1 Non-GAAP financial measures referred to in this news release are labeled as "non-GAAP measure" or designated as such with an asterisk (*). Please see "Non-GAAP Financial Measures" for explanations of why the Company uses these non-GAAP measures and "Reconciliation of GAAP and Non-GAAP Results by Quarter" for reconciliation to the most comparable GAAP financial measures.

2 MRR is defined as the monthly recurring revenue generated from connectivity, software, and services as well as usage fees from current customers. We continue to monitor MRR as a measure of performance in our recurring revenue. MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.

[3] With the sale of our Omnilink offender monitoring business in the second quarter of 2022 and our home security business in October of 2022, revenues from these businesses have been excluded from MRR for the current and prior periods.

4 In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2022 and 2021.

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures included in this press release are adjusted earnings (loss) from continuing operations*, basic and diluted adjusted earnings (loss) per share from continuing operations* and adjusted EBITDA* (earnings before interest, taxes, depreciation and amortization).

Adjusted earnings (loss) from continuing operations* excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, transaction costs, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and certain tax adjustments.

Adjusted EBITDA* is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, transaction costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and income tax expense (recovery). Adjusted EBITDA* is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to, among others, the consummation of the Transaction and the expected timing thereof, the synergies and other benefits to be realized if the Transaction is consummated; the termination of our credit facilities upon the consummation of the Transaction; our expectations regarding customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns) and the potential impact of COVID-19 in these areas; our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements:

  Typically include words and phrases about the future such as "outlook", "guidance", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
  Are not promises or guarantees of future performance. They represent our current views and may change significantly.
  Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
    the scope and duration of the COVID-19 pandemic and its impact on our business;
    our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
    expected constraints on component supply and manufacturing capacity;
    constraints impacting our ability to receive supply from our suppliers and deliver product to our customers;
    customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
    our operations not being adversely disrupted by further ransomware or cyber security attacks;
    our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
    our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
    expected macro-economic business conditions;
    expected cost of sales;
    our ability to win new business;
    our ability to integrate acquired businesses and realize expected benefits;
    our ability to renew or obtain credit facilities when required;
    expected deployment of next generation networks by wireless network operators;
    our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
    expected tax and foreign exchange rates.
  Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
    the failure to satisfy the conditions to the closing of the Transaction;
    the failure to obtain regulatory approvals required for the closing of the Transaction, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
    the failure of the purchaser to obtain financing required to close the Transaction;
    the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement, including the payment of a termination fee;
    the risk that the Transaction will not be consummated within the expected time period, or at all;
    the effect of the Transaction on our management, ability to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business;
    the effect of the Transaction on our ability to conduct certain activities in the ordinary course of business;
    the effect of the Transaction on our ability to pursue alternative transactions on favourable terms;
    negative impact from COVID-19 could be prolonged and natural catastrophes could impact our capacity to continue critical operations;
    our ability to comply with all terms under our credit facilities;
    competition from new or established competitors or from those with greater resources;
    our reliance on third party suppliers for certain components used in our products;
    our dependence on a limited number of third party manufacturers;
    cyber-attacks or other breaches of our and our vendors' information technology security;
    the loss of, or significant demand fluctuations from, any of our significant customers;
    our financial results being subject to fluctuations;
    our business transformation initiatives, including investments and partnerships, may result in disruptions to our business and may not achieve the anticipated benefits;
    our ability to respond to changing technology, industry standards, and customer requirements;
    failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
    deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
    unanticipated costs associated with litigation or settlements;
    our ability to retain, hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives;
    risks related to the transmission, use and disclosure of user data and personal information;
    disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
    risks related to infringement on intellectual property rights of others and our ability to obtain necessary rights to use software or components supplied by third parties;
    our ability to enforce our intellectual property rights;
    our dependence on mobile network operators to promote and offer acceptable wireless data services;
    risks related to contractual disputes with counterparties;
    risks related to governmental regulation;
    risks inherent in foreign jurisdictions; and
    risks related to tariffs or other trade restrictions.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenue
IoT Solutions	$120,287	$53,657	$393,673	$218,544
Enterprise Solutions	45,769	28,793	133,291	104,753
	166,056	82,450	526,964	323,297
Cost of sales
IoT Solutions	85,299	42,981	276,147	161,357
Enterprise Solutions	24,138	15,320	75,953	53,833
	109,437	58,301	352,100	215,190
Gross margin	56,619	24,149	174,864	108,107
Expenses
Sales and marketing	19,454	18,574	55,586	59,818
Research and development	15,988	16,238	51,619	50,652
Administration	10,906	10,384	32,241	37,789
Restructuring	2,140	369	9,859	4,663
Impairment	—	11,544	10,299	11,544
Gain on sale of Omnilink	—	—	(9,179)	—
Transaction costs	10,070	—	10,584	—
Amortization	2,632	4,294	9,352	13,307
	61,190	61,403	170,361	177,773
Earnings (loss) from operations	(4,571)	(37,254)	4,503	(69,666)
Foreign exchange loss	(3,065)	(2,601)	(10,698)	(5,717)
Other expense	(1,839)	(463)	(3,572)	(2,352)
Loss before income taxes	(9,475)	(40,318)	(9,767)	(77,735)
Income tax expense (recovery)	869	(1,912)	3,581	(755)
Net loss from continuing operations	$(10,344)	$(38,406)	$(13,348)	$(76,980)
Net earnings (loss) from discontinued operations	1,014	459	3,038	(778)
Net loss	$(9,330)	$(37,947)	$(10,310)	$(77,758)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(1,299)	(960)	(3,639)	(2,627)
Comprehensive loss	$(10,629)	$(38,907)	$(13,949)	$(80,385)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.26)	$(1.03)	$(0.35)	$(2.08)
Discontinued operations	0.03	0.01	0.08	(0.02)
	$(0.24)	$(1.02)	$(0.27)	$(2.10)
Weighted average number of shares outstanding (in thousands)
Basic	39,196	37,196	38,679	36,976
Diluted	39,196	37,196	38,679	36,976

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$126,042	$76,784
Restricted cash	—	100
Accounts receivable	100,828	85,310
Inventories	107,964	82,177
Prepaids and other	53,491	27,372
Assets held for sale	2,427	—
	390,752	271,743
Property and equipment, net	26,314	31,134
Operating lease right-of-use assets	13,620	14,348
Intangible assets, net	30,796	54,708
Goodwill	139,471	167,379
Deferred income taxes	1,097	1,268
Other assets	2,155	6,473
	$604,205	$547,053
Liabilities
Current liabilities
Accounts payable and accrued liabilities	192,017	183,529
Deferred revenue	13,756	11,770
Secured borrowing	14,556	—
Current portion of long-term debt	1,130	494
Liabilities held for sale	284	—
	221,743	195,793
Long-term obligations	35,699	42,808
Operating lease liabilities	14,055	15,033
Long-term debt	52,287	9,394
Deferred income taxes	5,632	6,371
	329,416	269,399
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 39,065,069 shares (December 31, 2021 - 37,774,800 shares)	478,280	460,331
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 171 shares (December 31, 2021 – 119,761 shares)	(4)	(2,128)
Additional paid-in capital	41,673	48,747
Retained deficit	(232,789)	(220,564)
Accumulated other comprehensive loss	(12,371)	(8,732)
	274,789	277,654
	$604,205	$547,053

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cash flows provided by (used in):
Operating activities
Net loss	$(9,330)	$(37,947)	$(10,310)	$(77,758)
Items not requiring (providing) cash
Amortization	4,432	7,208	15,857	21,783
Stock-based compensation	3,317	1,767	10,136	14,004
Capitalized interest expense	964	—	2,548	—
Deferred income tax (recovery) expense	—	(2,378)	1	(2,381)
Impairment	—	11,544	10,299	11,544
Gain on sale of Omnilink	—	—	(9,179)	—
Unrealized foreign exchange loss	5,882	2,841	13,127	7,002
Recognition of cumulative translation adjustments on dissolution of subsidiaries	754	—	1,571	—
Other	(71)	(45)	374	292
Changes in non-cash working capital
Accounts receivable	1,551	22,049	(22,403)	14,853
Inventories	(15,956)	(24,375)	(26,808)	(38,610)
Prepaids and other	615	(928)	(22,663)	(12,012)
Accounts payable and accrued liabilities	(180)	(28,532)	10,619	(23,037)
Deferred revenue and other	(1,454)	348	(3,777)	744
Cash flows used in operating activities	(9,476)	(48,448)	(30,608)	(83,576)
Investing activities
Additions to property and equipment	(2,987)	(3,187)	(10,716)	(11,868)
Additions to intangible assets	(277)	(1,139)	(1,152)	(4,061)
Proceeds from sale of property and equipment	55	51	78	90
Proceeds from sale of Omnilink, net of transaction costs and cash sold	206	—	35,165	—
Acquisition of M2M New Zealand, net of cash acquired	—	—	—	(319)
Cash flows (used in) provided by investing activities	(3,003)	(4,275)	23,375	(16,158)
Financing activities
Issuance of common shares, net of issuance cost	1,070	481	3,635	4,082
Purchase of treasury shares for RSU distribution	(245)	(111)	(2,688)	(7,574)
Taxes paid related to net settlement of equity awards	—	—	—	(1,057)
Decrease in other long-term obligations	(3)	(73)	(43)	(175)
Proceeds from long-term debt, net of issuance costs	—	9,908	45,732	9,908
Proceeds from secured borrowing	14,556	—	14,556	—
Cash flows provided by financing activities	15,378	10,205	61,192	5,184
Effect of foreign exchange rate changes on cash and cash equivalents	(4,277)	(429)	(4,801)	(1,335)
Cash, cash equivalents and restricted cash, (decrease) increase in the period	(1,378)	(42,947)	49,158	(95,885)
Cash, cash equivalents and restricted cash, beginning of period	127,420	118,486	76,884	171,424
Cash, cash equivalents and restricted cash, end of period	$126,042	$75,539	$126,042	$75,539

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net earnings (loss) from continuing operations - GAAP	$(10,344)	$10,906	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)
Stock-based compensation and related social taxes	3,415	3,758	3,281	5,832	1,820	3,807	7,928	6,461
Phantom RSU expense (recovery)	258	157	(202)	393	(69)	569	206	691
Restructuring	2,140	3,715	4,004	7,592	369	1,720	2,574	4,800
COVID-19 government relief	(33)	(22)	(11)	(5,557)	(168)	(1,016)	(2,049)	(954)
CEO retirement/search	—	—	—	44	42	400	1,655	—
Impairment	—	—	10,299	741	11,544	—	—	—
Gain on sale of Omnilink	—	(9,179)	—	—	—	—	—	—
Ransomware incident	2	(1,089)	(59)	(959)	271	1,135	533	—
COVID-19 factory constraint incremental costs	—	—	1,096	22	1,135	—	—	—
Transaction costs	10,070	514	—	—	—	—	—	—
Other non-recurring costs	76	168	99	978	323	593	508	445
Amortization	4,432	4,741	6,684	6,935	7,208	7,267	7,308	7,054
Interest and other expense, net	1,083	922	1,142	307	192	111	110	564
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	2,708	5,317	2,326	1,927	2,693	(821)	4,816	(2,804)
Recognition of cumulative translation adjustments on dissolution of subsidiaries	754	817	—	—	—	—	—	—
Income tax expense (recovery)	869	1,691	1,021	761	(1,912)	605	552	(7,984)
Adjusted EBITDA*	$15,430	$22,416	$15,770	$7,264	$(14,958)	$4,334	$(4,397)	$(2,894)

Net earnings (loss) from continuing operations - GAAP	$(10,344)	$10,906	$(13,910)	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)
Stock-based compensation and related social taxes	3,415	3,758	3,281	5,832	1,820	3,807	7,928	6,461
Phantom RSU expense (recovery)	258	157	(202)	393	(69)	569	206	691
Restructuring	2,140	3,715	4,004	7,592	369	1,720	2,574	4,800
COVID-19 government relief	(33)	(22)	(11)	(5,557)	(168)	(1,016)	(2,049)	(954)
CEO retirement/search	—	—	—	44	42	400	1,655	—
Impairment	—	—	10,299	741	11,544	—	—	—
Gain on sale of Omnilink	—	(9,179)	—	—	—	—	—	—
Ransomware incident	2	(1,089)	(59)	(959)	271	1,135	533	—
COVID-19 factory constraint incremental costs	—	—	1,096	22	1,135	—	—	—
Transaction costs	10,070	514	—	—	—	—	—	—
Other non-recurring costs	76	168	99	978	323	593	508	445
Acquisition-related amortization	1,517	1,558	2,152	2,254	2,776	2,890	3,135	3,306
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	2,708	5,317	2,326	1,927	2,693	(821)	4,816	(2,804)
Recognition of cumulative translation adjustments on dissolution of subsidiaries	754	817	—	—	—	—	—	—
Income tax expense (recovery) adjustment	(585)	126	(500)	(441)	(3,008)	(357)	(393)	(7,784)
Adjusted earnings (loss) from continuing operations*	$9,978	$16,746	$8,575	$1,074	$(20,678)	$(1,116)	$(9,625)	$(7,006)

Weighted average number of shares outstanding (in thousands)
Basic	39,196	38,770	37,974	37,541	37,196	36,992	36,736	36,534
Diluted	39,196	39,079	37,974	37,541	37,196	36,992	36,736	36,534

Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)*	$0.25	$0.43	$0.23	$0.03	$(0.56)	$(0.03)	$(0.26)	$(0.19)

SIERRA WIRELESS, INC.
SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise indicated)	2022			2021
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
IoT Solutions
Revenue	$120,287	$139,678	$133,708	$323,075	$104,531	$53,657	$90,309	$74,578
Gross margin	$34,988	$42,013	$40,525	$83,765	$26,578	$10,676	$24,425	$22,086
Gross margin %	29.1%	30.1%	30.3%	25.9%	25.4%	19.9%	27.0%	29.6%
Enterprise Solutions
Revenue	$45,769	$48,273	$39,249	$150,134	$45,381	$28,793	$42,476	$33,484
Gross margin	$21,631	$21,169	$14,538	$73,034	$22,114	$13,473	$21,806	$15,641
Gross margin %	47.3%	43.9%	37.0%	48.6%	48.7%	46.8%	51.3%	46.7%
Total
Revenue	$166,056	$187,951	$172,957	$473,209	$149,912	$82,450	$132,785	$108,062
Gross margin	$56,619	$63,182	$55,063	$156,799	$48,692	$24,149	$46,231	$37,727
Gross margin %	34.1%	33.6%	31.8%	33.1%	32.5%	29.3%	34.8%	34.9%
Revenue by Type:
Product	$137,099	$156,538	$138,052	$332,810	$113,619	$47,207	$97,595	$74,389
Connectivity, software, and services	$28,957	$31,413	$34,905	$140,399	$36,293	$35,243	$35,190	$33,673

Contacts

Media Contact:
Louise Matich
pr@sierrawireless.com

Investor Contact:
Sean Fallis
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: November 10, 2022